FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter and Full Year Financial Results
2.	Nomura Announces Year-end Dividend Payment
3.	Nomura to Issue Stock Options (Stock Acquisition Rights)
4.	Nomura Approves Share Buyback Program
5.	Nomura Announces Impairment Charges in Unconsolidated Financial Statements on Investments in Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 30, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Nomura Reports Fourth Quarter and Full Year Financial Results

•	Strongest full-year results in eight years with all divisions reporting significantly higher pretax income

•	Retail drove Group full-year earnings, booking highest pretax income in eight years

•	Asset Management saw growth in AuM on net inflows and improved market conditions

•	All regions and business lines in Wholesale reported stronger revenues YoY, while profitability improved on successful strategic refinement and cost reduction program

•	Full-year earnings per share of Y55.81 and return on equity of 8.9 percent

Tokyo, April 30, 2014—Nomura Holdings, Inc. today announced its consolidated financial results for the fourth quarter and full year ended March 2014.

For the full year period, net revenue was 1,557.1 billion yen (US$15.1 billion)1, representing a decline of 14 percent year on year due to the deconsolidation of Nomura Real Estate Holdings. Income before income taxes increased by 52 percent from the prior year to 361.6 billion yen (US$3.5 billion) and net income attributable to Nomura Holdings shareholders jumped 99 percent to 213.6 billion yen (US$2.1 billion), both of which represent the best full-year results in eight years.

Net revenue in the fourth quarter was 389.9 billion yen (US$3.8 billion), up 3 percent quarter on quarter, but down 40 percent year on year. Income before income taxes increased 2 percent sequentially and declined by 48 percent over the same period last year to 88.6 billion yen (US$860 million). Net income attributable to Nomura Holdings shareholders was 61.3 billion yen (US$595 million), increasing 27 percent from last quarter and decreasing 26 percent compared to the fourth quarter last year.

“We reported our best set of full-year results in eight years. All three business divisions saw revenue growth over last year, and our Wholesale business booked significantly stronger pretax income,” said Koji Nagai, Nomura’s Group CEO.

“Earnings remained solid in the fourth quarter. Although revenues from Retail were softer compared to the previous quarter, net inflows into investment trusts and discretionary accounts increased. Asset Management delivered another steady quarter. Wholesale reported stronger revenues and pretax income as improved performance in the Americas and EMEA more than offset a slowdown in Japan and AEJ. The Americas had its best revenue quarter since 2009. Investment Banking revenues were also stronger than last quarter on robust performance in Japan and contributions from our international business.

“We remain well positioned to connect markets east and west as Asia’s global investment bank to deliver value-added products and services for our clients and contribute to economic growth.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 102.98 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 31, 2014. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Fourth Quarter Divisional Performance

Retail

	FY2013/14 Q4	QoQ	YoY
Net revenue	Y97.9bn	-24%	-29%
Income before income taxes	Y23.3bn	-51%	-59%

Retail reported net revenue of 97.9 billion yen, down 24 percent quarter on quarter and 29 percent year on year. Income before income taxes declined 51 percent from last quarter and 59 percent compared to the same quarter last year to 23.3 billion yen.

Although sales of equities and investment trusts declined on weaker investor risk appetite due to market uncertainty, Nomura’s enhanced focus on delivering consulting-based services led to higher net inflows into investment trusts and discretionary accounts. Recurring revenue continued to expand steadily on an annualized basis.

Bond sales remained robust in the quarter with sales of foreign bonds and JGBs for individual investors roughly unchanged from the previous quarter.

Asset Management

	FY2013/14 Q4	QoQ	YoY
Net revenue	Y20.5bn	-4%	+12%
Income before income taxes	Y5.3bn	-40%	+36%

Asset Management booked net revenue of 20.5 billion yen, down 4 percent quarter on quarter, but up 12 percent year on year. Income before income taxes declined 40 percent from the previous quarter and increased 36 percent compared to the same period last year to 5.3 billion yen. Revenues remained strong on contributions from performance fees, despite declining sequentially as the prior quarter revenues included dividend income. The decline in income before income taxes is largely attributable to a one-off charge related to an asset revaluation.

The investment trust business booked inflows into investment trusts across a broad range of asset classes. Highlighting the company’s internationally competitive product offering, Nomura reported 66 percent growth in assets under management in UCITS-compliant funds from March 2013, driven by sales to high-net-worth investors and pension funds primarily in Europe.

The investment advisory business reported outflows in Japan, but continued to book inflows from international markets into Japanese equity related products.

Wholesale

	FY2013/14 Q4	QoQ	YoY
Net revenue	Y198.5bn	+5%	+1%
Income before income taxes	Y33.5bn	+20%	-6%

Wholesale reported fourth quarter net revenue of 198.5 billion yen, up 5 percent quarter on quarter and 1 percent year on year. Income before income taxes grew 20 percent from the previous quarter, but declined 6 percent compared to the same period last year. The quarterly gains were driven by robust performance in the Americas and EMEA, which offset a slowdown in Japan and AEJ.

Global Markets continued to grow its client franchise with higher client revenues in EMEA and the Americas contributing to strong revenues amidst challenging market conditions. Fixed Income reported stronger revenues quarter on quarter as robust performance in Rates and Securitized Products more than offset a slowdown primarily in the emerging market FX business. In Equities, the Cash and Derivatives businesses drove stronger revenues in EMEA and the Americas, offsetting a slowdown in Japan and AEJ.

Investment Banking net revenue increased from the strong third quarter which included a private equity unrealized gain. Japan had another solid quarter and all international regions reported significant revenue growth on the back of contributions from cross-border, multi-product M&A deals and solutions businesses.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of March, Nomura’s total capital ratio was 15.6 percent and its Tier 1 ratio was 13.3 percent under Basel 3. Nomura had total assets of 43.5 trillion yen and shareholders’ equity of 2.5 trillion yen. Gross leverage was 17.3 times and net leverage was 10.4 times. All figures are on a preliminary basis.

Shareholder Returns

Nomura today declared a year-end dividend of 9 yen per share to shareholders of record as of March 31, 2014. The dividend will be paid on June 2, 2014. Accordingly, the annual dividend for the year ended March 2014 will total 17 yen per share.

In addition, Nomura’s Board of Directors today approved a resolution to set up a share buyback program with a maximum of 100 million shares in order to raise capital efficiency and ensure a flexible capital management policy.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591
Keiko Sugai

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2014 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Announces Year-end Dividend Payment

Tokyo, April 30, 2014—Nomura Holdings, Inc. today declared a year-end dividend of 9 yen per share to shareholders of record as of March 31, 2014. The dividend will be paid on June 2, 2014. The annual dividend for the year ended March 2014 will total 17 yen per share.

Recent dividends

	Annual Dividend		Q1	Q2		Q3	Q4
2012	JPY	6.0		JPY	4.0		JPY	2.0
2013	JPY	8.0		JPY	2.0		JPY	6.0
2014	JPY	17.0		JPY	8.0		JPY	9.0

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591
Keiko Sugai

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura to Issue Stock Options (Stock Acquisition Rights)

Tokyo, April 30, 2014—Nomura Holdings, Inc. (the “Company”) today announced that the Company will issue Stock Acquisition Rights (“SARs”) in early June 2014.

The Exercise Price of the SARs will be one (1) yen per share and they will be granted to directors, executive officers and employees of the Company and its subsidiaries.

The SARs will be issued as deferred compensation to grantees and are restricted from being exercised for approximately one year up to three years from the issuance resolution date.

The number of SARs is estimated to be approximately 490 thousand units (49 million shares equivalent).

The number and detailed terms and conditions of the SARs will be determined at a meeting of the Company’s Executive Management Board1 scheduled for the middle of May 2014 and will be announced immediately thereafter.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591
Keiko Sugai

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[1]	The Executive Management Board consists of the Group CEO (Representative Executive Officer), the Group COO (Representative Executive Officer), Division CEOs, and any other executive officers nominated by the Group CEO, and via Board of Directors resolutions decides important business matters including the issuance of SARs. Moreover, the grant of SARs to directors and executive officers of the Company is in accordance with decisions made by the Compensation Committee.

Nomura Approves Share Buyback Program

Tokyo, April 30, 2014—Nomura Holdings, Inc. today announced that its Board of Directors approved a resolution to set up a share buyback program, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

The share buyback program will run from May 19, 2014, to July 25, 2014, and have an upper limit of 100 million shares of Nomura Holdings common stock, or 2.6 percent of outstanding shares. Of this, approximately 44 million shares are expected to be used for stock options. The shares will be purchased on the stock exchange via a trust bank.

Nomura plans to use the acquired treasury stock to issue shares upon the exercise of stock options and to raise capital efficiency and ensure a flexible capital management policy.

As of March 31, 2014, Nomura Holdings had 3,822,562,601 outstanding shares including 104,927,439 shares as treasury stock.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591
Keiko Sugai

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura Announces Impairment Charges in Unconsolidated

Financial Statements on Investments in Subsidiaries

Tokyo, April 30, 2014—Nomura Holdings, Inc. today announced that it has recognized impairment charges on equity investments in its unconsolidated financial results for the fiscal year ended March 31, 2014, as shown below.

The impairment charges are mainly due to a substantial decrease in the actual equity value of a regional holding company for Asia.

Impairment Charges on Equity Investments in Subsidiaries in the Fourth Quarter of the Fiscal Year Ended March 31, 2014

		(millions of yen)
Impairment charges on equity investments in subsidiaries in the fourth quarter of the fiscal year ended March 31, 2014 ( = A - B)		79,309
(A)	Impairment charges on equity investments in subsidiaries from April 1, 2013, to March 31, 2014	79,309
(B)	Impairment charges on equity investments in subsidiaries from April 1, 2013, to December 31, 2013	—

As the above impairment charges are eliminated at consolidation, there is no impact on Nomura’s consolidated results.

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591
Keiko Sugai

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.